UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                  FORM 11-K

                                ANNUAL REPORT


                      Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

                 For the calendar year ended December 31, 1996

                         A.  Full title of the Plan

                            Paychex, Inc. 401(k)
                         Incentive Retirement Plan.

       B. Name and address of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                Paychex, Inc.
                          911 Panorama Trail South
                            Rochester, NY  14625

Financial Statements and Exhibits


Financial Statements                                            Page No.

   Report of Independent Auditors                                   4

   Statement of Changes in Net Assets                               5
      Available for Benefits, with Fund
      Information for the Year Ended
      December 31, 1996

   Statement of Changes in Net Assets                               6
      Available for Benefits, with Fund
      Information for the Year Ended
      December 31, 1995

   Statement of Net Assets Available for                            7
      Benefits, with Fund Information -
      December 31, 1996

   Statement of Net Assets Available for                            8
      Benefits, with Fund Information -
      December 31, 1995

   Notes to Financial Statements                                 9-14

   Schedule of Assets Held for Investment
      Purposes - December 31, 1996                                 15

   Schedule of Reportable Transactions - For the year              16
      ended December 31, 1996

Exhibits

   23.  Consent of Ernst & Young LLP                               17

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Dated:  June 26, 1997

                        PAYCHEX 401(k) INCENTIVE RETIREMENT PLAN


                        By:  /s/  Francis G. Provino
                             ___________________________________
                             Francis G. Provino
                             401(k) COMMITTEE MEMBER

ERNST & YOUNG LLP

                       Report of Independent Auditors

The Plan Committee
Paychex, Inc. 401(k)
Incentive Retirement Plan
Rochester, New York

We have audited the accompanying statements of net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of net assets available for benefits and the statment of changes in net assets available for benefits is presented for purposes of additional analyses rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.

April 16, 1997                             /s/  Ernst & Young LLP

               PAYCHEX, INC. 401(K) INCENTIVE RETIREMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                            WITH FUND INFORMATION
                    FOR THE YEAR ENDED DECEMBER 31, 1996

                                               Paychex,
                                               Inc.          Growth                                    Inter-
                                               Common        and                         Stable        national
                                 Combined      Stock         Income        Equity        Value         Equity        Loan
                                 Funds         Fund          Fund          Fund          Fund          Fund          Fund
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
Interest and dividend income     $  2,213,420  $    436,130  $    252,674  $    997,995  $    272,664  $      4,726  $    249,231
Net appreciation
  in fair market
  value of investments -           26,552,916    25,548,295       549,162       332,578             -       122,881             -
  Notes A & D
Contributions:
  Participants                      6,992,391     4,800,726       734,859       951,367       418,861        86,578             -
  Paychex, Inc.                     2,393,697     1,626,893       247,861       319,456       174,691        24,796             -
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
                                   38,152,424    32,412,044     1,784,556     2,601,396       866,216       238,981       249,231

Withdrawals by terminated          (4,105,947)   (2,703,140)     (425,286)     (522,217)     (446,936)       (8,368)            -
  participants
Transfers between funds                     -       203,740      (931,193)   (1,230,822)      414,503       788,324       755,448
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
      NET INCREASE                 34,046,477    29,912,644       428,077       848,357       833,783     1,018,937     1,004,679

Net assets available for
  benefits at beginning of year    66,464,090    46,378,918     6,303,545     6,905,781     3,936,638             -     2,939,208
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
      NET ASSETS AVAILABLE FOR
         BENEFITS                $100,510,567  $ 76,291,562  $  6,731,622  $  7,754,138  $  4,770,421  $  1,018,937  $  3,943,887
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________

See notes to financial statements.

               PAYCHEX, INC. 401(K) INCENTIVE RETIREMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                            WITH FUND INFORMATION
                    FOR THE YEAR ENDED DECEMBER 31, 1995

                                                        Paychex,
                                                        Inc.           Growth
                                                        Common         and                           Stable
                                         Combined       Stock          Income         Equity         Value          Loan
                                         Funds          Fund           Fund           Fund           Fund           Fund
                                         ___________    ___________    ___________    ___________    ___________    ___________
Interest and dividend income             $ 1,923,627    $   261,406    $   219,821    $ 1,047,881    $   227,454    $   167,065
Net appreciation
  in fair market
  value of investments -                  21,952,709     20,518,948      1,060,025        373,736              -              -
  Notes A & D
Contributions:
  Participants                             5,451,478      3,345,691        786,486        833,760        485,541              -
  Paychex, Inc.                            1,972,363      1,220,851        256,866        313,537        181,109              -
                                         ___________    ___________    ___________    ___________    ___________    ___________
                                          31,300,177     25,346,896      2,323,198      2,568,914        894,104        167,065
Withdrawals by terminated
  participants                            (2,842,603)    (1,340,576)      (381,429)      (395,840)      (724,758)             -
Transfers between funds                            -       (716,628)        57,833       (113,640)       215,300        557,135
                                         ___________    ___________    ___________    ___________    ___________    ___________
          NET INCREASE                    28,457,574     23,289,692      1,999,602      2,059,434        384,646        724,200
Net assets available for
  benefits at beginning of year           38,006,516     23,089,226      4,303,943      4,846,347      3,551,992      2,215,008
                                         ___________    ___________    ___________    ___________    ___________    ___________

         NET ASSETS AVAILABLE FOR
            BENEFITS                     $66,464,090    $46,378,918    $ 6,303,545    $ 6,905,781    $ 3,936,638    $ 2,939,208
                                         ___________    ___________    ___________    ___________    ___________    ___________
                                         ___________    ___________    ___________    ___________    ___________    ___________

See notes to financial statements.

               PAYCHEX, INC. 401(K) INCENTIVE RETIREMENT PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                            WITH FUND INFORMATION
                              DECEMBER 31, 1996

                                               Paychex,
                                               Inc.          Growth                                    Inter-
                                               Common        and                         Stable        national
                                 Combined      Stock         Income        Equity        Value         Equity        Loan
                                 Funds         Fund          Fund          Fund          Fund          Fund          Fund
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
ASSETS
  Investments at market value:
    Common Stock of Paychex,
    Inc. -
      1,441,371 Shares
      (Cost $15,780,069)         $ 74,140,260  $ 74,140,260
    IVT Total Return Fund -
      277,021 Shares
      (Cost $5,576,820)             6,731,622                $  6,731,622
    Invesco Growth Fund -
      1,494,054 Shares
      (Cost $7,753,188)             7,754,138                              $  7,754,138
    Invesco Stable Value Fund -
      4,770,421 Shares
      (Cost $4,770,421)             4,770,421                                            $  4,770,421
    Global Asset Management
    Fund -
      44,015 Shares
      (Cost $906,659)               1,018,937                                                          $  1,018,937
    Invesco Funds Group -
      IMF - Cash Reserves
      (Cost $2,151,302)             2,151,302  $  2,151,302

    Participant Loans
    Receivable                      3,943,887                                                                        $  3,943,887

                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
      TOTAL ASSETS               $100,510,567  $ 76,291,562  $  6,731,622  $  7,754,138  $  4,770,421  $  1,018,937  $  3,943,887

LIABILITIES
  Withdrawals payable to
    terminated participants
    - Note E                                -             -             -             -             -             -             -
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
      NET ASSETS AVAILABLE FOR
        BENEFITS                 $100,510,567  $ 76,291,562  $  6,731,622  $  7,754,138  $  4,770,421  $  1,018,937  $  3,943,887
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________
                                 ____________  ____________  ____________  ____________  ____________  ____________  ____________

See notes to financial statements.

               PAYCHEX, INC. 401(K) INCENTIVE RETIREMENT PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                            WITH FUND INFORMATION
                              DECEMBER 31, 1995

                                                        Paychex,
                                                        Inc.           Growth
                                                        Common         and                           Stable
                                         Combined       Stock          Income         Equity         Value          Loan
                                         Funds          Fund           Fund           Fund           Fund           Fund
                                         ___________    ___________    ___________    ___________    ___________    ___________
ASSETS
  Investments at market value:
    Common Stock of Paychex, Inc. -
      916,255 Shares
      (Cost $11,999,017)                 $45,709,807    $45,709,807
    IVT total Return Fund -
      282,164 Shares
      (Cost $5,314,024)                    6,303,545                   $ 6,303,545
    Invesco Growth Fund -
      1,395,107 Shares
      (Cost $7,103,841)                    6,905,781                                  $ 6,905,781
    Invesco Stable Value Fund -
      3,936,638 Shares
      (Cost $3,936,638)                    3,936,638                                                 $ 3,936,638
    Invesco Funds Group -
      IMF - Cash Reserves
      (Cost $669,111)                        669,111    $   669,111

    Participant Loans Receivable           2,939,208                                                                $ 2,939,208
                                         ___________    ___________    ___________    ___________    ___________    ___________
      TOTAL ASSETS                        66,464,090     46,378,918      6,303,545      6,905,781      3,936,638      2,939,208

LIABILITIES
  Withdrawals payable to terminated
    participants - Note E                          -              -              -              -              -              -
                                         ___________    ___________    ___________    ___________    ___________    ___________
      NET ASSETS AVAILABLE FOR
        BENEFITS                         $66,464,090    $46,378,918    $ 6,303,545    $ 6,905,781    $ 3,936,638    $ 2,939,208
                                         ___________    ___________    ___________    ___________    ___________    ___________
                                         ___________    ___________    ___________    ___________    ___________    ___________

See notes to financial statements.

               PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS

NOTE A.  SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Paychex 401(k) Incentive Retirement Plan (the
Plan) are prepared on the accrual basis in accordance with generally accepted accounting principles.

Administrative expenses of the Plan are paid by Paychex, Inc. (the "Company").

Investments in Paychex, Inc. Common Stock are carried at market value determined on the basis of quoted market (bid) price. The underlying investments of the mutual funds (excluding the Stable Value Fund) are valued at market, as reported by Invesco, based on the last reported sales price or bid price in the market where the investments are primarily traded or by a pricing service. The value of the Stable Value Fund is determined in the manner set forth above except that guaranteed income contracts, annuities, and other assets that provide for benefit payments or withdrawals on a contractual basis and with respect to which there is no active trading market are valued at their fair value as determined by Invesco, which in the case of such investments, is generally deemed to be at book value (cost plus accrued income). Short-term investments are valued at cost which approximates market value. Securities transactions are accounted for on the trade dates.
Realized gains and losses from securities transactions are computed on the average cost basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

NOTE B.  PLAN DESCRIPTION AND BENEFITS

The Plan is a defined contribution plan established July 1, 1984. Company employees must be employed one year in which a minimum of 1,000 hours has been worked to be eligible for participation in the Plan. At the employee's option, contributions are invested in one or more of the following funds:

                                       Number of Participants
                                       ______________________
                                     December 31,   December 31,
                                         1996           1995
                                         ____           ____
Paychex, Inc. Common Stock Fund          2,797          2,196
Growth & Income Fund                     1,235          1,106
Equity Fund                              1,571          1,329
Stable Value Fund                        1,006            983
International Equity Fund                  277              -

Employees may contribute up to 10% of their compensation to the Plan through payroll deductions, subject to the limit established by the Internal Revenue Code, which was $9,500 for 1996 and $9,240 for 1995. Discretionary employer contributions are equal to 50% of the participants elective contribution, but not to exceed 3% of the participant's compensation. The Company may elect to make an additional discretionary contribution to the Plan.

Each participant is fully vested as to their elective contributions and rollover contributions as well as earnings on them. Employees are fully vested with respect to Company matching contributions upon completion of three years of service. Any nonvested Company matching contributions existing at the time a participant withdraws from the Plan are forfeited and available to Paychex, Inc. to reduce future contributions.

Upon termination of the Plan, all participant's rights to accrued benefits are 100% nonforfeitable.

The Plan allows participants to borrow up to 50% of the vested balance from their account. Bi-weekly payroll deductions are required to repay the loan within five years. Loans used for the purchase of a principal residence are required to be repaid within ten years. The rate of interest is Prime plus 1%.

The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974. A complete description of the Plan, including eligibility, contribution, investment, vesting and withdrawal provisions, is contained in the official plan document which governs the operation of the Plan.

The Plan Adoption Agreement was restated in 1996 to incorporate an amendment on eligibility. An employee will become a participant in the Plan on the first day of the month immediately following the completion of the service requirement.

NOTE C.  TAX STATUS

The restated Plan is designed as a qualified plan under Section 401(a) and 401(k) of the Internal Revenue Code. Accordingly, no provision for Federal income taxes has been made. The Company has received a favorable determination letter from the Internal Revenue Service regarding the qualification of the plan. Employer contributions and investment income of the Plan are not taxable to the participants until withdrawn or distributed. In addition, net unrealized appreciation on any shares of Paychex, Inc. Common Stock distributed to a participant upon termination of employment is not taxed until the time of disposition of such shares, unless the participant elects to be taxed at the time of distribution. The Paychex, Inc. 401(k) Plan Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE D.  INVESTMENTS

The net realized gain on disposition of investments was computed as follows:

                                                  Paychex,
                                                  Inc.            Growth                          Inter-
                                                  Common          and                             national
                                  Combined        Stock           Income          Equity          Equity
                                  Funds           Fund            Fund            Fund            Fund
                                  ___________     ___________     ___________     ___________     ___________
Year Ended December 31, 1995:
  Amount realized                 $11,901,167     $ 9,004,503     $ 1,311,886     $ 1,584,778     $         -
  Average cost                     11,242,845       8,495,844       1,172,172       1,574,829               -
                                  ___________     ___________     ___________     ___________     ___________
  Net realized gain               $   658,322     $   508,659     $   139,714     $     9,949     $         -
                                  ___________     ___________     ___________     ___________     ___________
                                  ___________     ___________     ___________     ___________     ___________


Year Ended December 31, 1996:
  Amount realized                 $20,959,915     $15,144,002     $ 2,390,860     $ 3,244,305     $   180,748
  Average cost                     19,532,969      14,245,108       2,006,979       3,110,737         170,145
                                  ___________     ___________     ___________     ___________     ___________
  Net realized gain               $ 1,426,946     $   898,894     $   383,881     $   133,568     $    10,603
                                  ___________     ___________     ___________     ___________     ___________
                                  ___________     ___________     ___________     ___________     ___________

The unrealized appreciation (depreciation) in fair value of investments included in net assets available for plan benefits is as follows:

                                                  Paychex,
                                                  Inc.            Growth                          Inter-
                                                  Common          and                             national
                                  Combined        Stock           Income          Equity          Equity
                                  Funds           Fund            Fund            Fund            Fund
                                  ___________     ___________     ___________     ___________     ___________
Year Ended December 31, 1995:
  Balance at beginning
    of year                       $13,207,864     $13,700,501     $    69,210     $  (561,847)    $         -
  Change for the year              21,294,387      20,010,289         920,311         363,787               -
                                  ___________     ___________     ___________     ___________     ___________
  Balance at end
    of year                       $34,502,251     $33,710,790     $   989,521     $  (198,060)    $         -
                                  ___________     ___________     ___________     ___________     ___________
                                  ___________     ___________     ___________     ___________     ___________


Year Ended December 31, 1996:
  Balance at beginning
    of year                       $34,502,251     $33,710,790     $   989,521     $  (198,060)    $         -
  Change for the year              25,125,970      24,649,401         165,281         199,010         112,278
                                  ___________     ___________     ___________     ___________     ___________
  Balance at end
    of year                       $59,628,221     $58,360,191     $ 1,154,802     $       950     $   112,278
                                  ___________     ___________     ___________     ___________     ___________
                                  ___________     ___________     ___________     ___________     ___________

NOTE E.  BENEFIT PAYMENTS

The AICPA Audit and Accounting Guide "Audit of Employee Benefit Plans" requires the Plan to disclose, in the footnotes to the financial statements, the amount of assets that have been allocated but not yet paid to participants who have withdrawn from the Plan as of year end; the amount should not be classified as a liability in the statement of net assets available for benefits. As such, the financial statements do not contain an accrual for benefit payments liability as of December 31, 1996. Amounts allocated to withdrawn participants are required to be recorded on Form 5500. The following is a reconciliation of net assets available for benefits at December 31, 1996 per the financial statement to the 1996 Form 5500:

                                                           December 31, 1996
Net assets available for benefits per Statement of Net
  Assets Available for Benefits by Funds and Combined-
  December 31, 1996                                        $     100,510,567
Amounts allocated to withdrawn participants                         (385,764)
                                                           _________________
Net assets available for benefits per the Form 5500        $     100,124,803
                                                           _________________
                                                           _________________

The following is a reconciliation of benefits paid to participants per the 1996 financial statements to the 1996 Form 5500:

                                                              Year ended
                                                           December 31, 1996
Withdrawals by Terminated Participants per Statement of
  Changes In Net Assets Available for Benefits by Funds
  and Combined - December 31, 1996                         $       4,105,947
Add:  Amounts allocated to withdrawn participants at
  December 31, 1996                                                  385,764
Deduct:  Amounts allocated to withdrawn participants
  at December 31, 1995                                              (608,351)
                                                           _________________
Benefits paid to participants per the Form 5500            $       3,883,360
                                                           _________________
                                                           _________________

NOTE F.  ADDITION OF NEW FUND

Effective April 1, 1996 the Company began offering an International Equity Fund as an additional investment option for the 401K participants. The fund is managed by Global Asset Management Funds, Inc. and seeks capital appreciation through investing in equity markets worldwide, excluding those in the USA.

NOTE G.  SUBSEQUENT EVENT

Effective January 1, 1997 the Plan was amended to allow employees to contribute 15% of their compensation through payroll deductions, subject to the limit established by the Internal Revenue Code.

The market value of Paychex, Inc. Common Stock was $51.44 on 12/31/96 and $44.00 on 4/16/97.

On April 10, 1997, the Company declared a 3 for 2 stock split payable May 29, 1997 to shareholders of record as of May 8, 1997. All Paychex per share amounts included in these Financial Statements have not been restated to reflect this stock split.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
             PAYCHEX, INC. 401 (K) INCENTIVE RETIREMENT PLAN
             DECEMBER 31, 1996

                                                          Description of Investment
                              Identity of Issue,          including Maturity Date,
                              Borrower, Lessor            Rate of Interest, Collateral,                               Current
                              or Similar Party            Par or Maturity Value                      Cost              Value
                              __________________          _____________________________           ___________       ___________
Paychex, Inc. Common          Paychex, Inc.               1,441,371 shares of common Stock        $15,780,069       $74,140,260
Stock Fund
                              Invesco Funds Group         2,151,302 shares of the IMF-
                                                            Cash Reserves Fund                      2,151,302         2,151,302
                                                                                                  ___________       ___________
                                                                                                  $17,931,371       $76,291,562

Growth and Income Fund        Invesco Funds Group         277,021 shares of the IVT
                                                            Total Return Fund                       5,576,820         6,731,622

Equity Fund                   Invesco Funds Group         1,494,054 shares of the Invesco
                                                            Growth Fund                             7,753,188         7,754,138

Stable Value Fund             Invesco Funds Group         4,770,421 shares of the Invesco
                                                            Stable Value Fund                       4,770,421         4,770,421

International Equity Fund     Global Asset Management     44,015 shares of the Global
                              Funds, Inc.                   Asset Management Fund                     906,659         1,018,937

                              Participant Loans                *                                     3,943,887         3,943,887
                                                                                                  ___________       ___________
                                                                                                  $40,882,346      $100,510,567
                                                                                                  ___________      ____________
                                                                                                  ___________      ____________

There were no investment assets acquired and disposed of during the year which are reportable under the requirements of Section 2520.103-11 of the Department of Labor's rules and regulations.

* Loans to participants have various maturity dates and bear interest at rates ranging from 7% to 11 1/2%.

SCHEDULE OF REPORTABLE TRANSACTIONS
              PAYCHEX, INC. 401 (K) INCENTIVE RETIREMENT PLAN
              YEAR ENDED DECEMBER 31, 1996

                              Identity of
                              Issue,
                              Borrower,
                              Lessor, or     Description                                              Current Value
                              Similar        of                Purchase     Sales        Cost of      As of Trans-      Gain
                              Party          Investment        Price        Price        Asset        action Date      (Loss)
                              ____________   ___________       __________   __________   __________   _____________    ______
Category (iii) - A series
of securities transactions
in excess of 5% of plan
assets:
Paychex, Inc. Common          Invesco        IMF-Cash          15,448,539                15,448,539   15,448,539
Stock Fund                    Funds          Reserves                       13,966,348   13,966,348   13,966,348
                              Group

                              Invesco        Paychex, Inc.      4,027,465                 4,027,465    4,027,465
                              Funds          Common Stock
                              Group

Equity Fund                   Invesco        Invesco            3,760,084                 3,760,084    3,760,084
                              Funds          Growth Fund
                              Group

Stable Value Fund             Invesco        IRT Stable         4,946,499                 4,946,499    4,946,499
                              Funds          Value Fund                      4,112,716    4,112,716    4,112,716
                              Group

There were no reportable transactions under categories
(i), (ii) or (iv).